

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 10, 2018

Vadim Komissarov
c/o VK Consulting, Inc.
255 West 85th St, PH1
New York, NY 10024

      Re: Trident Acquisitions Corp.
             Registration Statement on Form S-1
             Filed March 14, 2018
             File No. 333-223655

Dear Mr. Komissarov:

We have reviewed your registration statement and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our April 3, 2017 letter.

Prospectus Summary, page 1

1. Please remove or substantiate assertions regarding "the lower valuations of oil and gas companies from our target region," such as currently appears at page 2. We note the revisions you made in response to prior comment 1.

Closing Comments

   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                   Sincerely,

                   /s/ John Reynolds

                   John Reynolds
                   Assistant Director
                   Office of Natural Resources

cc: Mitchell S. Nussbaum
    Loeb & Loeb LLP